mCig, INC.

800 Bellevue Way NE, Suite 400, Bellevue, Washington 98004

(425) 462-4219

December 9, 2014

Via Edgar

Re: mCig, Inc.

Form 10-K for Fiscal Year Ended April 30, 2014

Filed August 13, 2014, as amended

Form 10-Q for Fiscal Quarter Ended July 31, 2014

Filed September 19, 2014

Response dated October 30, 2014

File No. 333-175941

To Whom it May Concern:

This letter shall serve as a reply to your letter correspondence, dated September 23, 2014 concerning mCig, Inc. and the filings referenced above (the “Company”).

1.    We note your response to comment 1 of our letter dated September 23, 2014, and your proposed disclosure. Since you never received Bitcoin as payment and you stopped accepting Bitcoin as payment for products in January 2014, please consider whether this presents a material risk. If you choose to include the proposed risk factor, please revise the date in the first sentence to November 7, 2013.

Response

We propose to remove the entire risk factor since the Company has not and will not engage in transactions with Bitcoin payment method.

Item 1. Business, page 5

2.    We note your response to comment 3 of our prior letter. Your proposed disclosure appears to mainly address the risks of these manufacturing agreements. In addition to this proposed risk factor disclosure, please revise disclosure in your Business section to address the requirements of Item 101 of Regulation S-K.

Response

We intend to include this language in our business section, Item 1 in accordance with Item 101 of Regulation S-K:

We rely almost exclusively on a Chinese factory, specifically our principle supplier, Bauway H.K. Investments, for the manufacturing of mCig’s and VitaCig’s. Therefore, our ability to maintain operations is dependent on this third-party manufacturer. The manufacturer is Bauway H.K. Investments.   We believe that Bauway H.K. Investments holds the capacity to produce 20,000 mCig’s and 50,000 VitaCig’s per month. Currently, it takes our manufacturer approximately 8 hours to produce 1,000 mCig’s and 3 hours to produce 1,000 VitaCig’s.

The process involves the following raw materials: Stainless Steel Tubing for Battery housing and Atomizing Chambers. Atomizing Chambers are composed of a battery powered wire assembly housed on top of a ceramic base. Battery type used is Lithium Polymer 360mAh which is housed inside of the stainless steel tubing. The mouthpiece is made of food grade silicon.

Plastic USB Charger for battery assembly holds a small PCB to regulate charging.  Another small PCB controls the battery function and voltage which is controlled by a clickable plastic power button seated in the stainless steel tubing that can be pressed rapidly in succession to power on/power off the battery and adjust its voltage.  A small stainless steel cleaning tool is included along with cardboard for packaging and plastic blister packaging printed with instructions and branding.

All of our Raw Materials are provided by Shenzhen Bauway Technology Co., Ltd., the factory of Bauway (H.K) Investment Limited in Shenzhen, China.

Further, the following represent the processes in the production of products by the manufacturer.  Bawsed on the timeframe of prior order, our average mCig orders of 5,000 units take approximately 3 weeks to come in to our warehouse from the time of the original order placement and for an average VitaCig order of 20,000 units around 4 weeks to come into our warehouse location from the time of the original order placement from our Chinese manufacturer.  Furthermore, we do not currently have any exclusive product or distribution arrangements with our manufacturer and the loss or disruption of the production of our products could have a material adverse effect on our business, financial condition and results of operations.

Government Regulation, page 6

3.    We note your response to comment 4 of our prior letter and the disclosure in your Form 10-K that you do not believe you will be subject to FDA oversight since your products do not contain nicotine. The FDA announced proposed rules on April 24, 2014, to extend its tobacco authority to additional products, including e-cigarettes, as well as components and parts of tobacco products. Please revise your disclosure in future filings, as appropriate to discuss the impact these rules may have on your operations.

We have reviewed your recommendation, and accordingly included the following section under “The Government Regulation for Electronic Cigarettes on Page 6” on Form 10-K for Fiscal Year Ended April 30, 2014 (as amended):

The FDA published the following disclosure regarding the Family Smoking Prevention and Tobacco Control Act

FDA proposes to extend its tobacco authority to additional tobacco products, including e-cigarettes

As part of its implementation of the Family Smoking Prevention and Tobacco Control Act signed by the President in 2009, the U.S. Food and Drug Administration today proposed a new rule that would extend the agency’s tobacco authority to cover additional tobacco products.

Products that would be “deemed” to be subject to FDA regulation are those that meet the statutory definition of a tobacco product, including currently unregulated marketed products, such as electronic cigarettes (e-cigarettes), cigars, pipe tobacco, nicotine gels, waterpipe (or hookah) tobacco, and dissolvables not already under the FDA’s authority. The FDA currently regulates cigarettes, cigarette tobacco, roll-your-own tobacco, and smokeless tobacco.

"This proposed rule is the latest step in our efforts to make the next generation tobacco-free," said HHS Secretary Kathleen Sebelius.

Consistent with currently regulated tobacco products, under the proposed rule, makers of newly deemed tobacco products would, among other requirements:

•         Register with the FDA and report product and ingredient listings;

•         Only market new tobacco products after FDA review;

•         Only make direct and implied claims of reduced risk if the FDA confirms that scientific evidence supports the claim and that marketing the product will benefit public health as a whole; and

•         Not distribute free samples.

In addition, under the proposed rule, the following provisions would apply to newly “deemed” tobacco products:

•         Minimum age and identification restrictions to prevent sales to underage youth;

•         Requirements to include health warnings; and

•         Prohibition of vending machine sales, unless in a facility that never admits youth.

“Tobacco remains the leading cause of death and disease in this country. This is an important moment for consumer protection and a significant proposal that if finalized as written would bring FDA oversight to many new tobacco products,” said FDA Commissioner Margaret A. Hamburg, M.D. “Science-based product regulation is a powerful form of consumer protection that can help reduce the public health burden of tobacco use on the American public, including youth.”

“Tobacco-related disease and death is one of the most critical public health challenges before the FDA,” said Mitch Zeller, director of the FDA’s Center for Tobacco Products. “The proposed rule would give the FDA additional tools to protect the public health in today’s rapidly evolving tobacco marketplace, including the review of new tobacco products and their health-related claims.”

The FDA proposes different compliance dates for various provisions so that all regulated entities, including small businesses, will have adequate time to comply with the requirements of the proposed rule.

Products that are marketed for therapeutic purposes will continue to be regulated as medical products under the FDA’s existing drug and device authorities in the Food, Drug &Cosmetic Act.

The proposed rule will be available for public comment for 75 days. While all comments, data, research, and other information submitted to the docket will be considered, the FDA is requesting comments in certain areas, including:

•         The FDA recognizes that different tobacco products may have the potential for varying effects on public health and is proposing two options for the categories of cigars that would be covered by this rule. The FDA specifically seeks comment on whether all cigars should be subject to deeming, and which other provisions of the proposed rule may be appropriate or not appropriate for different kinds of cigars.

•         The FDA seeks answers to the many public health questions posed by products, such as e-cigarettes, that do not involve the burning of tobacco and inhalation of its smoke, as the agency develops an appropriate level of regulatory oversight for these products. The FDA seeks comment in this proposed rule as to how such products should be regulated.

In addition, we propose to expand our risk factor on this matter as follows:

Electronic cigarettes may become subject to regulation by the FDA.

The FDA did not appeal the decision of the U.S. Court of Appeals for the D.C. Circuit in Sottera, Inc. v. Food & Drug Administration (2010) which held that e-cigarettes and other nicotine-containing products are not drugs or devices unless they are marketed for therapeutic purposes. The Court held further that electronic cigarettes and other nicotine-containing products can be regulated as “tobacco products” under the Food, Drug and Cosmetic Act. Consequently, the FDA may choose to develop regulations governing the manufacture, marketing and sale of e-cigarettes. For example, pursuant to the Family Smoking Prevention and Tobacco Control Act, the FDA has proposed a rules that would extend the agency’s tobacco authority to cover additional tobacco products, including our products. Potential FDA regulations, or significant costs to comply with potential FDA regulations could have a materially adverse effect on our company’s operations and profitability. Failure to comply with FDA regulatory requirements could result in significant financial penalties and could have a material adverse effect on our business, financial condition and results of operations and ability to market and sell our products.

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 15

Recent Sales of Unregistered Securities, page 15

4.    We note your response to comment 8 of our prior letter. Please identify the institutional investor in your disclosure and include all other information required by Item 701 of Regulation S-K. In addition, provide us with a copy of the “Security Purchase Agreement.” In your response, you refer us to an Exhibit 10.22 Stock Purchase Agreement. However, there is no Exhibit 10.22 to the Form 10-K.

Response

We will incorporate the exhibit when we file the Amended Form 10-K.  The institutional investor was Delaney Equity Group, LLC.

Item 10. Directors, Executive Officers and Corporate Governance, page 39

5.    We note your response to comment 20. It appears that Messrs. Linkhorst and Lucey are executive officers pursuant to Rule 3b-7, but are not named executive officers pursuant to Item 402(m)(2) of Regulation S-K for fiscal year 2014. If so, you should provide the disclosure required by Item 401 for these executive officers, but you do not need to provide the disclosure required by Item 402 of Regulation S-K for these officers for fiscal year 2014.

Response

            We agree that Mssrs. Linkhorst and Lucey are executive officers pursuant to Rule 3b-7 and will provide the disclosure required by Item 401 for these executive officers, including the requisite disclosure in the Executive Officers Compensation table and in Item 10.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 42

6.    We note your response to comment 21 in our prior letter and the proposed revised disclosure. Please further revise your beneficial ownership table to include a separate column for each of the following:

•         the number of shares of common stock beneficially held;

•         the percentage of common stock that amount represents;

•         the number of shares of preferred stock beneficially held;

•         the percentage of preferred stock that amount represents; and

•         the total voting power of each beneficial owner.

We have incorporated the preferred shares disclosure into the informational table shown as follows.

The following table sets forth, as of April 30, 2014, certain information with respect to the beneficial ownership of our common shares by each shareholder known by us to be the beneficial owner of more than 5% of our common shares, as well as by each of our current directors and  officers as a group. Each person has sole voting and investment power with respect to the shares of common stock, except as otherwise indicated. Beneficial ownership consists of a direct interest in the shares of common stock, except as otherwise indicated.

COMMON STOCK Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Class(1)
Paul Rosenberg	14,755,416 common shares	5.46%

 Mark Linkhorst                                               500,000 common shares                  1.8%

 Patrick Lucey                                                           -0-                                                 0%

Total as a group(3)

15,255,416 common shares    5.64%

PREFERRED STOCK Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Class(1)
Paul Rosenberg	23,000,000 preferred shares	100%

Mark Linkhorst                                                         -0-                                                0%

Patrick Lucey                                                            -0-                                               0%

Total as a group(3)

23,000,000 preferred shares            100%

TOTAL STOCK VOTING POWER Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Class(1)
Paul Rosenberg	244,755,416 stock voting power	48.93%

Mark Linkhorst                                                         500,000                                   .09%

Patrick Lucey                                                            -0-                                               0%

Total as a group(3)

245,255,416 stock voting power     49.03%

(1)Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares.  Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares).  In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided.  In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights.  As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on April 30, 2014.  As of April 30, 2014 there were 270,135,000 shares of our company’s common stock issued and outstanding and 23,000,000 preferred stock with a voting power of 230,000,000.

The preferred stock has a voting power of 10 common shares to 1 preferred shares with a total voting preferred shares of 230,000,000.

Financial Statements

Note 4. Investments, page F-11

7.    We note your response to comment 15. Please tell us why your accounting for your investment as an insurance contract pursuant to ASC 325-30-35-3 is appropriate. In addition, tell us your consideration of ASC 325-20 in accounting for your investment.

Response

We inadvertently used the incorrect ASC.  The company relies on ASC 325-20-25-1 which discussed the treatment of an investment under the cost method of accounting.

Note 5. Stockholders’ Equity

Preferred Stock, page F-13

8.    We note your response to comment 17; however, it does not address the accounting for the conversion feature of the Series A Preferred Stock (Series A) as an embedded derivative. Please revise to account for the Series A conversion feature as an embedded derivative pursuant to ASC 815-40 and separate it from the preferred stock host, and account for it at fair value under ASC 815 from September 23, 2013 until July 15, 2014. Please also address this comment in your Form 10-Q for the quarter ended July 31, 2014.

Response

The Company acknowledges the conversion of the surrender of 230,000,000 common shares to 23,000,000 preferred shares on September 23, 2014.  In accordance with ASC 815-40 the total value of the conversion value is $61,019 based on the black Scholes calculation of the conversion.  The value is separated as $40,542 for value of the common stock surrendered and $20,477 the value of the preferred stock received.

The Company hereby acknowledges:

•                       should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                       the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                       the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ Paul Rosenberg

Paul Rosenberg

Chief Executive Officer